QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Income from continuing operations	$133,995		$227,817		$156,501		$118,779		$116,221
Fixed charges	147,184		140,517		81,451		65,263		50,393

Adjusted earnings	$281,179		$368,334		$237,952		$184,042		$166,614
Fixed charges:
Interest on indebtedness and amortization of deferred finance costs	$147,184		$140,517		$81,451		$65,263		$50,393
Ratio of earnings to fixed charges	1.91	x	2.62	x	2.92	x	2.82	x	3.31	x

QuickLinks

  EXHIBIT 12.1